Filed by Mereo BioPharma Group plc pursuant to
Rule 425 under the Securities Act of 1933, as amended

Subject Company: OncoMed Pharmaceuticals, Inc.

 Date: December 11, 2018.
(Subject Company Commission File No.: 001-35993)

Denise Scots - Knight – CEO Richard Jones – CFO Alastair Mackinnon - CMO December 2018 IMPROVING OUTCOMES FOR PATIENTS IN RARE DISEASES

DISCLAIMER

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

In the United Kingdom this presentation is addressed to and directed only at, persons who are authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, "Relevant Persons"). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.

Additional Information

Important Additional Information Will be Filed with the SEC

Mereo will file with the SEC a Registration Statement on Form F-4 containing the proxy statement/prospectus of OncoMed that also constitutes a prospectus of Mereo (the "proxy statement/prospectus") and other documents concerning the proposed merger with the SEC. **BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEREO AND ONCOMED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEREO, ONCOMED, THE PROPOSED TRANSACTIONS AND RELATED MATTERS**. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Mereo's website at www.mereobiopharma.com (for documents filed with the SEC by Mereo) or on OncoMed's website at www.oncomed.com (for documents filed with the SEC by OncoMed).

Participants in the Solicitation

Mereo, Oncomed and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Mereo and OncoMed, respectively in connection with the proposed merger. Stockholders may obtain information regarding the names, affiliations and interests of OncoMed's directors and officers in OncoMed's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 8, 2018, and its definitive proxy statement on Schedule 14A for the 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. To the extent the holdings of OncoMed's securities by the Company's directors and executive officers have changed since the amounts set forth in OncoMed's proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Mereo's directors and officers is contained in Mereo's Annual Report for the fiscal year ended December 31, 2017 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC's website at www.sec.gov, OncoMed's website at www.oncomed.com and Mereo's website at www.mereobiopharma.com.

Mereo BioPharma Group plc 1

FORWARD LOOKING STATEMENTS

Forward-Looking Statements

This communication contains "forward-looking statements". All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.
Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; failure to realize anticipated benefits of the proposed transaction; risks relating to unanticipated costs, liabilities or delays of the transaction; failure or delays in research and development programs; unanticipated changes relating to competitive factors in the companies' industry; risks relating to expectations regarding the capitalization, resources and ownership structure of the combined organizations; the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs; the outcome of any legal proceedings related to the merger; risks related to the ability to correctly estimate operating expenses and expenses associated with the merger; risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations; risks related to the changes in market prices of the shares of OncoMed's common stock or Mereo's ordinary shares relative to the exchange ratio; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties; changes in law or regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies and their business; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and other judgments.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties' businesses, including those described in OncoMed's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by OncoMed and Mereo's with the United States Securities and Exchange Commission (the "SEC") and those described in Mereo's annual reports, relevant reports and other documents published from time to time by Mereo. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Group plc 2

COMBINATION OF MEREO AND ONCOMED

KEY TRANSACTION TERMS

Combined company will operate as Mereo BioPharma

Upfront Stock Consideration	• Issuance of new Mereo shares (in the form of newly registered ADRs) to OncoMed shareholders • Ownership split on completion 75% Mereo / 25% OncoMed shareholders[1] • Consideration represents a total value of $57 million and a 34% premium to OncoMed's total market cap as of market close on 4 Dec 2018

Contingent Value Rights	• **TIGIT:** Issuance of additional Mereo ADRs if OncoMed's partner Celgene exercises its opt in right on the TIGIT program before 31 Dec 2019
	  • Value to OncoMed shareholders will represent 100% of net Celgene milestone payment actually received – $35m in Celgene contract
	  • Number of Mereo ADRs to be issued calculated based on prevailing Mereo share price following milestone announcement[2]
	• **NAVI:** Cash payment of 70% of the net proceeds of any milestones received by Mereo in relation to NAVI for 5 years following completion
	  • Subject to a cap of approximately $80 million

Management & Governance	• Mereo's CEO, Denise Scots-Knight, and existing management team will lead combined company • Board of directors will include 8 existing Mereo board members (including chair) and 2 new members from OncoMed • London, UK headquarters and US operational base in Redwood City, California
Approvals & Closing	• Transaction has been unanimously approved by the Board of Directors of each company • Expected closing in H1 2019, subject to OncoMed shareholder approval

(1) Based on the total number of Mereo ordinary shares currently outstanding and subject to an adjustment mechanism based on target OncoMed cash balance of $38 million at closing
(2) New ADRs to be issued at completion or pursuant to the TIGIT CVRs will be subject to a total dilution cap such that they do not represent more than 66.7% of Mereo's issued share capital prior to completion (or equivalently, 40% of the enlarged share capital)

4

STRATEGIC RATIONALE FOR THE COMBINATION

1 Combined portfolio of seven assets with near-term value catalysts

- Three phase 2 readouts in core orphan products in 2019 (Mereo's BPS-804 and MPH-966)
- Potential partnerships of Mereo's BCT-197 and BGS-649 programs
- Potential partnership of OncoMed's navicixizumab
- Ongoing Celgene collaboration with an option to license OncoMed's etigilimab

2 Strong combined cash position

- Extends Mereo's operational runway into 2020
- Pro-forma combined cash balance of $115.5 million as of 30 September 2018
- Opportunity to further extend through partnering or etigilimab option exercise

3 US and UK stock market listing

- Increased liquidity for shareholders
- More diversified, global shareholder base
- US institutional specialist healthcare investors

4 Enhanced team, capabilities and infrastructure

- Two new biopharma industry-experienced independent non-executive directors
- Combined expertise in product development and regulatory affairs
- UK headquarters in London
- US operational base in Redwood City, California

5

MANAGEMENT & GOVERNANCE

Industry Leading Management Expertise

Executive		Select Experience
	Dr. Denise Scots-Knight Chief Executive Officer	phase4 partners, Amersham Biosciences, Rothschild
	Richard Jones Chief Financial Officer	Investec, SHIELD
	Dr. Alastair MacKinnon Chief Medical Officer	phase4 partners, NOMURA
	Charles Sermon General Counsel	phase4 partners, NOMURA, Freshfields
	John Richard Head of Corporate Development	phase4 partners, NOMURA, SEQUUS
	Wills Hughes-Wilson Head of Patient Access & Commercial Planning	sobi, SANOFI GENZYME

Enlarged Group Board of Directors

Mereo board will be expanded to include two of OncoMed's directors



Dr. Peter Fellner
Chairman



Dr. Denise Scots-Knight
Executive Director
CEO and Co-Founder



Richard Jones
Executive Director
CFO



Dr. Anders Ekblom
Non –Executive Director



Dr. Frank Armstrong
Non –Executive Director



Peter Bains
Non –Executive Director



Kunal Kashyap
Non –Executive Director



Paul Blackburn
Non –Executive Director

\+

OncoMed



Deepa R. Pakianathan
Non –Executive Director



Michael Wyzga
Non –Executive Director

6

NEXT STEPS 7 • Filing with the SEC of a Registration Statement on Form F - 4 for Mereo • Proxy statement of OncoMed (to be included in Mereo Form F - 4) • OncoMed shareholder meeting Targeting completion in H1 2019

OVERVIEW OF THE ENLARGED MEREO

9 CORPORATE AND COMMERCIAL STRATEGY Bone/ Musculoskeletal Respiratory Endocrine BPS - 804 Setrusumab BGS - 649 * Leflutrozole MPH - 966 Alvelestat BCT - 197 * Acumapimod * Plan to partner for development and commercialization Potential new products Potential new products Key in House Expertise • Development • Regulatory Focus on priority pathways • CMC • Medical affairs • Patient access • Commercial • Pricing & reimbursement • Corporate development Mereo BioPharma Group plc The core strategy of the combined business will remain focused on orphan diseases Potential new products >1000 patients High unmet need Core Rare Disease Strategy Oncology Maximize Value from Legacy Programs NAVI * Navicixizumab TIGIT Etigilimab

Mereo BioPharma Group plc 10 Product Candidate Indication Phase 1 Phase 2a Phase 2b Last Milestone Next Anticipated Milestones BPS - 804 (setrusumab) Osteogenesis Imperfecta Phase 2b initiated MPH - 966 (alvelestat) Severe Alpha - 1 Antitrypsin Deficiency Positive Phase2 data in bronchiectasis Phase 2 trial top - line data in severe AATD in 4Q 2019 BCT - 197 (acumapimod) Acute Exacerbations of COPD Positive Phase 2 data Enter into strategic relationship for further clinical development BGS - 649 (leflutrozole) Hypogonadotropic Hypogonadism in Obese Men Positive Phase 2b data Phase 2b extension study data 4Q 20 18 MEREO’S CURRENT PRODUCT PIPELINE Top - line data from open label arm of Phase 2b trial in adults in 1H 2019 and commence pediatric Phase 3 study in Europe and Canada in 2019

OVERVIEW OF ONCOMED

OncoMed Overview

- Clinical stage biopharmaceutical company focused on discovering and developing novel anti-cancer therapeutics
- Headquartered in Redwood City, California
- Currently has three therapeutic candidates in clinical development (Phase 1/1b)
- Extensive experience in administrative, regulatory and clinical project management
- Established partnership with Celgene Corp
- Net cash of $70.9 million as of 30 Sep 2018

Key Product Overview & Pipeline

- **Navicixizumab** ("NAVI"): bispecific monoclonal antibody that targets and inhibits both Delta-like ligand 4 and vascular endothelial growth factor
- **Etigilimab** ("anti-TIGIT"): antibody that targets the T-cell immunoreceptor with immunoglobulin and ITIM domains (TIGIT), an inhibitory receptor that is thought to stop T-cells from attacking tumor cells
- **GITRL-Fc** ("GITRL"): member of the tumor necrosis factor family of ligands and functions to activate the co-stimulatory receptor GITR to enhance T-cell modulated immune responses

Product Candidate	Pre-Clinical	Phase 1A	Phase 1B	Current Status
Navicixizumab (NAVI)	Phase 1			• Phase 1B clinical trial under way
Etigilimab (anti-TIGIT)	Phase 1A			• Phase 1a and 1b underway • Potential to realize $35m milestone from Celgene
GITRL-Fc Trimer (GITRL)	Phase 1A			• Phase 1a data due in 2019

Mereo BioPharma Group plc

11

Mereo BioPharma Group plc 12 2018 2019 2020 2021 BPS - 804 MPH - 966 BGS - 649 BCT - 197 Additional Products MEREO’S UPCOMING KEY MILESTONES Pediatric Pivotal 12 month fracture Phase II Option : Commercial partnering Commercial partnering New product opportunities Adult HRPqCT data 6 m 12 m Extension Phase II POC Study Phase 3 planning

COMBINED GROUP CASH RUNWAY FURTHER EXTENDED INTO 2020 13 Key go forward funding priorities Mereo R&D spend on these programs $7.9m in in 1H18 Funding commitment ends in 2018 BCT - 197 Phase 2: Completed BGS - 649 Phase 2b: completes this year NAVI Phase 1B Etigilimab (anti - TIGIT) Phase 1A GITRL - Fc Trimer Key ongoing studies BPS - 804 Adult Phase 2b MPH - 966 Phase 2 proof of concept Combined proforma net cash at Sept 30, 2018 was $115.5m Post merger, additional funding expected via partnering opportunities for the non - rare disease products Mereo BioPharma Group plc Funding commitment ends in 2019 Key planned study BPS - 804 Paediatric Phase 3 study

BPS - 804 SETRUSUMAB (ACQUIRED FROM NOVARTIS IN 2015)

OSTEOGENESIS IMPERFECTA A SEVERE GENETIC BONE DISEASE 15 Mereo BioPharma Group plc

OSTEOGENESIS IMPERFECTA (OI)

An orphan genetic chronic bone disorder characterised by fragile bones that break easily

Prevalence:

~6.2
OI cases per 100,000 population in the US [1]

~10
OI cases per 100,000 population in the EU [2]

85% - 90%
linked to a gene mutation that produces abnormal type 1 collagen [1, 2]

OI types I, III and IV occur in
72% - 77%
of total OI population [3]

Symptoms

- Frequent bone fractures and brittle teeth
- Early hearing loss
- Respiratory problems

No FDA or EMA approved therapies in OI

Historically 83 patients received BPS-804.

In OI patients, statistically significant improvement in lumbar spine BMD and increase in biomarkers of bone building and reduction of biomarkers of bone resorption shown

1) Based on Osteogenesis Imperfecta Foundation estimates
2) Based on Orphanet estimates
3) Shapiro J (2014) Osteogenesis Imperfecta: A Translational Approach to Brittle Bone Disease. Academic Press. Chapter 2: p15-22

Mereo BioPharma Group plc

16

OI TREATMENT: DRUGS USED – NONE FDA OR EMA APPROVED FOR OI ▪ Bisphosphonates ▪ Alendronate, risedronate, pamidronate, zoledronate, etc. ▪ Approved for treatment of adult osteoporosis ▪ Synthetic analogues of pyrophosphate ▪ Inhibit bone resorption ▪ Can be given orally or intravenously, depending on compound ▪ PTH analogue ▪ Teriparatide (Forteo ® ) ▪ Increases number + activity of osteoblasts ▪ Increases bone turnover ▪ Usefulness in OI not clear ▪ Black box warning due to potential risk of osteosarcoma ▪ RANKL Inhibitor • Denosumab (Prolia ® ) • Inhibits bone resorption 17

BPS-804 ADULT PHASE 2B STUDY

Revised estimated enrolment:	Trial arms:	Study duration:	
112 OI Patients Types I, III and IV	Three different monthly dosing regimens of BPS-804 Open label arm at top monthly dose	**52** Weeks Analysis at 26 and 52 weeks	6 months open label data H1 2019 with 12 months H2 2019 Top line data from three blinded arms by the end of 2019

Primary endpoints

Trabecular volumetric BMD by HRpQCT versus baseline at 12 months
Change in bone strength using finite element analysis

Secondary endpoints

- Trabecular volumetric BMD by HRpQCT at 6 months
- BMD by DXA scans at 6 and 12 months
- HRpQCT parameters
- Bone biomarkers
- PRO and quality of life

Mereo BioPharma Group plc

18

BPS-804 – PEDIATRIC PHASE 3 STUDY

Estimated enrolment:
~160
Severe OI Patients
Types I, III and IV

24 patients 5-18 years
One month dose finding – 3 doses versus placebo
Additional 128 patients
Randomised 1:1 placebo to selected dose

Total Study duration
52 Weeks

Initiation in 2019 first in EU and Canada

Patients on bisphosphonate therapy

Primary endpoints
Fracture rate versus placebo at 12 months

Secondary endpoints
- Trabecular volumetric BMD by HRpQCT
- BMD by DXA scans 12 months
- All HRpQCT parameters
- Bone biomarkers
- PRO and quality of life

Mereo BioPharma Group plc 19

BRITTLE MOUSE MODEL – TREATMENT WITH BPS - 804 20 Mature Brtl control Mature Brtl treated Mature WT Control Mature WT Treated Mereo Biopharma Group plc

THE OFLEY STUDY AND HRPQCT 21 Bone Microarchitecture Assessed by HR - pQCT as Predictor of Fracture Risk in Postmenopausal Women Sornay - Rendu et al JBMR March 09 2017 • Prospective study investigating the prediction of fracture ( Fx ) by bone microarchitecture assessed by HR - pQCT in postmenopausal women • HR - pQCT used to measure microarchitecture at the distal radius and tibia in 589 women (mean 68 years old) • During 9 year follow up 135 women sustained a fracture including 81 women with a major osteoporotic fracture • After adjusting for age women who had fractures had significantly lower total and trabecular volumetric densities ( vBMD ) at both sites as determined by HRpQCT • OI patients have fewer and thinner trabeculae and increased cortical porosity

HRPQCT SCANS OF PATIENTS WITH OI AND CONTROLS 22 Mereo Biopharma Group plc

BPS - 804 REGULATORY UPDATE 23 Orphan drug status EU and US PIP agreed with EMA Admitted to the Adaptive Pathway and PRIME in the EU • Ongoing interactive dialogue with EMA and HTA’s • Real world evidence/registries Plan to engage with the FDA on extending the pediatric Phase 3 trial to sites in the United States Will initiate the study in EU and Canada • Validation of HRpQCT in the pediatric study • Once validated, the use of HRpQCT data may be sufficient to support submission of a CMA to the EMA for the treatment of adults with OI in the EU • CMC plan under review with the regulators Mereo BioPharma Group plc

MPH - 966 (formerly AZD - 9668) ALVELESTAT (ACQUIRED FROM ASTRA ZENECA IN 2017)

ALPHA-1 ANTITRYPSIN DEFICIENCY (AATD)

An orphan genetic disorder that results in pulmonary disease

Estimated prevalence of target patients (PiZZ and Nulls)

North America	Europe
~50,000	~60,000

Genetic mutation produces deficiency through abnormal folding of the protein or zero production of the protein

Mutations in SERPPINA1 gene chromosome 14

Only homozygotes (ZZ's) and Nulls have severe disease

Symptoms:

- Age 20-50 - wheeze and reduced exercise tolerance
- PiZZ and Null adults develop early onset emphysema
- Some mutations can cause cirrhosis in children
- Reduced life expectancy

Current treatment is weekly IV alpha 1 antitrypsin protein – annual cost up to $150k ~9000 patients

MPH-966 in 1000 patients in 4 COPD studies and a cystic fibrosis and bronchiectasis study (positive)

Francisco et al (2012) Rare alpha-1-antitrypsin variants: are they really so rare? Therapeutic Advances in Respiratory Disease January 30
Luisetti et al (2004) α_1-Antitrypsin deficiency - 1: Epidemiology of α_1-antitrypsin deficiency Thorax 59:164-169

Mereo BioPharma Group plc

25

Mereo BioPharma Group plc RESTORING THE BALANCE IN ALPHA - 1 LUNG DISEASE WITH NEUTROPHIL ELASTASE INHIBITOR - ALVELESTAT 26 Elastase Anti - Elastase Alpha - 1 antitrypsin Alvelestat

CT IMAGES SHOWING THE LUNG OF AN ALPHA - 1 ANTITRYPSIN DEFICIENT PATIENT 15 Normal lung AATD lung Mereo Biopharma Group plc

MPH - 966 – RELEVANT CLINICAL STUDIES TO - DATE Cystic Fibrosis • Total of 56 patients in one study • 27 patients treated for 4 weeks with 60mg BD • Statistically significant reduction in the biomarker urine desmosine Bronchiectasis • Total of 38 patients in one study • 22 patients treated for 4 weeks with 60mg BD • Statistically significant improvement in FEV1 and clinically meaningful improvement in SVC (slow vital capacity) 28 • In addition total of 970 patients across four COPD studies

MPH-966 – PROOF OF CONCEPT PHASE 2 STUDY

- Three-arm study with two different dosing arms versus placebo
- Planned enrollment- 165 patients completed
- Treatment duration- 12 weeks
- FPI in November 2018

Primary Endpoint

- Desmosine - biomarker shown to have correlation with lung density by CT scan[1]

Proposed Patient Population

- CT scan - emphysema
- Confirmed genotype (PiZZ or Null)
- FEV1>25%

1) A biomarker in KAMADA's RAPID study. Ref: Ma S, Lin YY, Cantor JO, et al. The effect of alpha-1 proteinase inhibitor on biomarkers of elastin degradation in alpha-1 antitrypsin deficiency: An analysis of the RAPID/RAPID Extension trials. Chronic Obstr Pulm Dis. 2017; 4(1): 34-44.

Mereo BioPharma Group plc

29

BCT - 197 ACUMAPIMOD (ACQUIRED FROM NOVARTIS IN 2015)

Mereo BioPharma Group plc ACUTE EXACERBATIONS OF CHRONIC OBSTRUCTIVE PULMONARY DISEASE (AE COPD) 31 16m COPD cases diagnosed in the US 1 13m COPD cases estimated in the EU 2 Prevalence: >1.5m Hospital visits per year 3 COPD includes chronic bronchitis, emphysema and some forms of bronchiectasis Symptoms AECOPD - patients with COPD experience a sustained increase in cough, sputum production or dyspnoea Each episode poses significant risk to the patient, including hospitalisation and an increased risk of death 62.5% of all hospital admissions related to COPD are AECOPD patients 4 1) National Heart, Lung and Blood Institute (accessed in Nov 2017 ) 2) COPD Coalition 3) Mannino et al (2002) MMWR Survell Summ 51: p1 - 6 4) Wier et al (2011) AHRQ, HCUP, Statistical Brief #106 p1 - 11

32 PRIMARY ENDPOINT (CHANGE IN FEV1 FROM BASELINE TO DAY 7 WITHIN THE TREATMENT GROUP) Primary endpoint met on an ITT basis for both high and low dose regimens (p= 0.012, p ≤ 0.001) versus no significant change from baseline (p=0.102) for Standard of Care plus placebo POSITIVE CLINICAL AND HEALTH ECONOMIC OUTCOMES SUPPORTED BY OTHER SECONDARY MEASURES Statistically significant reduction of more than 50% (p ≤ 0.027 to 0.05) in the number of clinical treatment failures compared to standard of care plus placebo as measured by the number of re hospitalisations for the treatment of COPD at days 90 through 150 SAFETY BCT - 197 was reported to be safe and well tolerated with adverse events in line with expectations for this patient population BCT - 197 MET THE PRIMARY END - POINT IN THE PHASE 2 TRIAL TOTAL OF 282 PATIENTS Mereo BioPharma Group plc

BCT - 197 RESULTED IN A SIGNIFICANT REDUCTION IN THE INFLAMMATORY MARKERS HSCRP AND FIBRINOGEN IN THE FIRST 14 DAYS DURING THE INDEX EXACERBATIO N 33 • Dose – dependent, statistically significant reductions in key inflammatory markers hsCRP and fibrinogen • Suppression of hsCRP maintained through the 26 - week observation period Mereo Biopharma Group plc P - values compared to placebo *= <0.05 **=<0.02 ***=<0.01 P - values compared to placebo *= <0.05 NS= p>0.05

BGS - 649 LEFLUTROZOLE (ACQUIRED FROM NOVARTIS IN 2015)

HYPOGONADOTROPIC HYPOGONADISM (HH) IN OBESE MEN

A highly prevalent clinical syndrome that results from inadequate levels of testosterone

Prevalence:

~35.5% Adult males in the US are obese [1]

~21.9% Adult males in the EU are obese [1]

~15.8% HH prevalence in obese men [2]

12 million* obese men with HH in the US and the EU

*estimate

Symptoms:

- Reduced or loss of libido
- Erectile dysfunction
- Fatigue
- Impaired physical endurance and strength
- Loss of vitality/motivation

Low current treatment rates <13% in the US and lower in Europe [3]

Androgel average annual pricing is approximately $7,000 per year (market leader)

1) Based on 2016 WHO estimates
2) Hofstra et al (2008) Netherlands J. Med, 66 p103-109
3) Update on Hypogonadism and Testosterone Replacement Therapy (2011) Chapter in Practicing Clinical Exchange p1-15

Mereo BioPharma Group plc 35

HYPOGONADOTROPIC HYPOGONADISM – TREATMENT LANDSCAPE

TOPICAL TESTOSTERONE

Black box warning – secondary exposure to testosterone

Suppression of LH and FSH (loss of fertility)

Potential for supra physiological levels of testosterone – cardiovascular

Daily application – messy to apply


AndroGel
abbvie


Testim

TESTOSTERONE INJECTABLES AND PATCHES

Black box warning – pulmonary oil micro embolism and anaphylaxis shock

Suppression of LH and FSH (loss of fertility)

Not flexible for dose reversal

Not self applied plus needle phobia





antares

ORAL TESOSTERONE

In studies levels of supra physiological levels of testosterone beyond FDA limits

Suppression of LH and FSH (loss of fertility)

Twice/once daily tablet

Patient preferred oral option with no risk of transference

clarus THERAPEUTICS

LIPOCINE INCORPORATED

OTHER APPROACHES

Repros THERAPEUTICS INC

Enclomiphene

Takeda

TAK 448 –kisspeptin agonist (terminated)

Mereo BioPharma

✓ **BGS-649 – ORAL and OBSERVED TO RESTORE THE PATIENT'S OWN TESTOSTERONE**

Once/week tablet which in clinical studies to-date has normalised testosterone levels with no observations of supra physiological levels and with normalisation of LH and FSH (fertility)

Mereo BioPharma Group plc

36

BGS - 649 MET THE PRIMARY END POINT IN THE PHASE 2B TRIAL TOTAL OF 271 PATIENTS 37 • PRIMARY ENDPOINT : normalisation of testosterone @ 24 wk in > 75 % subjects ‒ Met at all three doses p< 0.001 versus placebo ‒ No patient > 1500 ng/dl at any time point, in the treatment groups • SECONDARY ENDPOINT : normalisation of testosterone @ 24 wk in > 90 % subjects met in top two doses (p< 0.001 ) with 88 % of subjects on low dose LS Mean change from baseline in testosterone – ITT population (MMRM) Mereo Biopharma Group plc

38 BGS - 649 MET THE SECONDARY END POINTS IN THE PHASE 2B TRIAL Total of 271 patients LS Mean change from baseline in FSH in ITT population (MMRM) LS Mean change from baseline in LH in ITT population (MMRM) SECONDARY ENDPOINTS Change in fertility hormones (LH and FSH) from baseline at 24 weeks met at all three doses p<0.001 versus placebo EXPLORATORY ENDPOINTS Improvement in total motile sperm count across all three doses versus placebo with statistical significance attained for high dose Positive trend on reduction of fatigue in the exploratory patient reported outcomes (PROs) at 8 - 12 weeks treatment SAFETY Reported to be safe and well tolerated during the study. Increased incidence of elevated haematocrit levels was noted consistent with increasing testosterone levels Mereo Biopharma Group plc

1H 2018 MEREO FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS 40 Mereo BioPharma Group plc £126 million* R&D spend in 1H 2018 £ 10.9 million Cash and short term deposits and short term investments at June 30 2018: £36.9 million* £ 7.1 million Funded through to key clinical milestones *(gross including debt facility ) (£3.8m on non - GAAP adjusted basis) (£10.5m on non - GAAP adjusted basis) Admin Expenses in 1 H 2018 Total financing raised since launch *unaudited balances excludes FY’17R&D tax credit £8.2m Novartis convertible debt balance at June 30 2018 £2.3 million • £ 15 m (gross) placing completed in April 2017 • £20m debt facility agreed in August, 2017 fully drawn as at December 31, 2017

APPENDIX

ROBUST INTELLECTUAL PROPERTY PORTFOLIO 2017 2019 2021 2023 2025 2027 2029 2031 2033 2035 2037 Compound per se – granted in all major territories Data/Marketing Exclusivity depending on MA date SPC/Term Extension Compound per se – granted in all major territories BCT - 197 MPH - 966 BPS - 804 Antibody and use – granted in all major territories 1 Data & Marketing Exclusivity - EUROPE SPC/Term Extension 42 1 Orphan Drug Exclusivity - US - EUROPE - US 1. Assuming accelerated approval/adaptive pathway 2. Alternative SPC extension Mereo BioPharma Group plc IP significantly expanded with orphan drug status in US and EU Extended IP protection with additional salt/polymorph patent Additional formulation and methods of use filed Data/Marketing Exclusivity depending on MA date Medical use - granted in all major territories 2 SPC/Term Extension SPC/Term Extension Data/Marketing Exclusivity depending on MA date Formulations and Medical Use – granted in all major territories SPC/Term Extension Extended IP protection with additional medical use patent BGS - 649 Novel salt/polymorph – granted in all major territories 2 SPC/Term Extension

GUIDANCE ON TERMS OF PRODUCT ACQUISITION AND LICENSE AGREEMENTS

Transaction	Mereo Entitlement	NVS/AZ Entitlement
Licence of product in territory or worldwide	Majority percent of licensing income (upfront, milestones and royalties)	Share of licensing income (upfront, milestones and royalties)
Commercialisation by Mereo (territory or worldwide)	Product sales	Ascending tiered royalties typical for Phase 2 products and in the case of AZ cash milestones on sales
Sale of Mereo subsidiary	Proceeds from sale	Buyer steps into Mereo's shoes re (i) royalties and any milestones on any products directly commercialised by Buyer (ii) sharing any licensing income
Sale of Mereo Group	Exit for shareholders (NVS and AZ equity)	Buyer steps into Mereo's shoes re (i) royalties and/or milestones on any products directly commercialised by Buyer (ii) sharing any licensing income
Option to acquire MPH966 outright		Equity and cash milestones including successful POC study and initiation of pivotal study

Mereo BioPharma Group plc CONFIDENTIAL

43

Clinically meaningful data Clear clinical & regulatory strategy Clinical trials to reach value creating milestone Optionality around further value creation Indication with unmet medical need Sourced from large pharma companies Scientific rationale & robust data package Favourable competitive landscape ROBUST PRODUCT CANDIDATE SELECTION CRITERIA 44 Selection Criteria Mereo BioPharma Group plc

BPS-804 (OI)

Fully human monoclonal antibody designed to inhibit sclerostin

Novartis data: Statistically significant increase in BMD in OI patients Type I, III, IV

Completed clinical studies to date:

- 83 patients have received BPS-804
- Statistically significant improvement in BMD and bone biomarkers in OI patients (P1NP, P1CP, BSAP and OC)
- Down regulation of bone resorption biomarker CTX-1 in OI patients
- Well tolerated in the target population

Day 141	BPS-804			Placebo		
Parameter	N	Ratio geometric mean to baseline	P value	N	Ratio geometric mean to baseline	P value
Bone mineral density	9	1.04	0.038*	4	1.01	0.138

* Statistical significance

Note: Trial performed on 14 patients, 9 received BPS-804 and 5 received placebo

Bone Biomarkers: Procollagen I N-terminal propeptide (**P1NP**), procollagen C terminal propeptide (**P1CP**), bone-specific alkaline phosphatase (**BSAP**), osteocalcin (OC), Carboxy-terminal telopeptide (**CTX-1**)

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45

RANGE OF SEVERITY IN OI 46

NON - PHARMACOLOGICAL TREATMENTS • Metal rod insertion (not plates!) into long bones (since 1940s) 47 • Spinal fusion for scoliosis • Physiotherapy to strenghten muscles, improve motility • Physical aids (crutches, wheelchairs, splints, … ) • Community support

48 SETRUSUMAB: MECHANISM OF ACTION • In the absence of sclerostin, Wnt activates Dishevelled through LRP 5/6/Frizzled • The intracellular pathways upregulate target gene expression, osteoblast differentiation, proliferation & survival, leading to increased bone formation • Sclerostin (secreted by osteocytes) inhibits this process • Setrusumab blocks the inhibition by sclerostin, allowing the original pathway to proceed

Mereo BioPharma Group plc 49 49 BPS - 804: Statistical significant benefit for markers of bone mineralization * Statistical significance Day 43 BPS - 804 Reference Parameter N Geometric mean to baseline P value N Geometric mean to baseline P value PINP 9 1.84 <0.001* 5 1.06 0.651 PICP 9 1.53 0.003* 5 1.05 0.6 BSAP 9 1.59 <0.001* 5 0.87 0.582 OC 9 1.44 0.012* 5 0.86 0.436

BPS-804 (OI)- HISTORIC DATA

Fully human monoclonal antibody designed to inhibit sclerostin

Novartis data: Statistically significant increase in BMD in OI patients Type I, III, IV

Completed clinical studies to date:

- 83 patients have received BPS-804
- Statistically significant improvement in BMD and bone biomarkers in OI patients (P1NP, P1CP, BSAP and OC)
- Down regulation of bone resorption biomarker CTX-1 in OI patients
- Well tolerated in the target population

Day 141	BPS-804			Placebo		
Parameter	N	Ratio geometric mean to baseline	P value	N	Ratio geometric mean to baseline	P value
Bone mineral density	9	1.04	0.038*	4	1.01	0.138

* Statistical significance

Note: Trial performed on 14 patients, 9 received BPS-804 and 5 received placebo

Bone Biomarkers: Procollagen I N-terminal propeptide (**P1NP**), procollagen C terminal propeptide (**P1CP**), bone-specific alkaline phosphatase (**BSAP**), osteocalcin (OC), Carboxy-terminal telopeptide (**CTX-1**)

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ALPHA 1 ANTITRYPSIN DEFICIENCY CURRENT TREATMENT

- Routine COPD medications
- Augmentation therapy:
  - Plasma derived alpha 1 anti trypsin
  - Weekly one hour IV infusion
  - Approval based on restoration of A1AT to a threshold level NOT clinical outcome data
  - Cost $150k pa
  - ~9,000 patients treated
- Surgery – lung volume reduction surgery or transplant



Lower limit of normal: 90 mg/dL (~ 17 μM)
Protective threshold: 11 μM (~ 50 mg/dL)
Serum AAT concentration, μM
Serum AAT concenration, mg/dL
60
50
40
30
20
10
0
300
250
200
150
100
50
0
MM
MZ
SS
SZ
ZZ
NullNull

Risk of emphysema	no	very low	very low	low	high	very high
Risk of liver disease	no	possibly	no	possibly	high	no

[1]Brode *et al* Alpha-1 antitrypsin deficiency: a commonly overlooked cause of lung disease. CMAJ, September 4, 2012, 184(12)

51

LONG TERM AUGMENTATION AND SHORT TERM TREATMENT WITH AZD - 9668 – IMPACT ON DESMOSINE RAPID study - 2 years of augmentation in AATD patients • Reduced loss of lung density: - Total lung capacity (TLC) - 1.45g/l/year vs - 2.19 g/l/year (P=0.03) • Post hoc analysis demonstrated correlation in change in desmosine vs lung density (reduced desmosine – less loss of lung density) -15 -10 -5 0 5 10 15 AZD d28 A1P1 3 mos A1P1 12 mos A1P1 24 mos % Change in Plasma Desmosine Change in Median Plasma Desmosine AZD6998 - alvelestat (CF and BE combined) compared to A1P1 Augmentation (RAPID Study) Active Pbo Data from RAPID study 52

BCT197 REDUCED THE PERCENTAGE OF PATIENTS WHO SUFFERED A SUBSEQU ENT EXACERBATION IN FREQUENT EXACERBATORS 53 • Effect on moderate/severe exacerbations best seen in patients with >= 2 exacerbations / year • Patient population with highest unmet need Mereo Biopharma Group plc 47% 40% 25% 53% 60% 75% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% PLACEBO LDR HDR Mod / severe exacerbation Mild or no event

BCT - 197: IMPROVEMENT IN FEV1 54 Completed clinical studies to date: • 310 subjects have received BCT - 197 • Dosed at 75mg x 2 – AUC over exacerbation period (14 days) shows a statistically significant improvement in FEV1 vs placebo and prednisolone (P=0.0198 and 0.0102) • Well tolerated in the target population Clinically meaningful improvement in FEV 1 (> 100 ml) over exacerbation period p38 MAPK inhibitor Mereo BioPharma Group plc

Mereo BioPharma Group plc BGS - 649 (HH): HPT FEEDBACK LOOP PROCESS 55

H1 2018 FINANCIAL RESULTS

57 Mereo BioPharma Group plc SUMMARY OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE, 30 2018 H1’18 H1’18 £’000 Share based payments £’000 Fx £’000 One off legal costs £’000 H1’2018 Non - GAAP £’000 H1’2017 Non - GAAP £’000 Development costs (10,864) 337 - (10,527) (20,823) Admin expenses (7,102) 1,080 2,235 (3,787) (2,982) Operating loss (17,966) (14,314) (23,805) Finance charge (1,386) 87 (1,299) 199 Loss before tax (19,352) (15,613) (23,606) Tax 2,365 2,365 4,546 Net Loss (16,988) 1,417 87 2,235 (13,249) (19,060) EPS 24 pence 19 pence 28 pence Net cash resources 36, 912* 56,575 * Excludes FY ‘17 R&D tax credit due of £8.2m

R&D COSTS BY SEGMENT (£'M)

H1'17 vs H1 '18

Total R&D costs H1 '18 £10.9m (H1'17: £21.4m)


9
8
7
6
5
4
3
2
1
0
BPS-804
MPH-966
BGS-649
BCT-197
R&D personnel
H1'17
H1'18

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58

0 2 4 6 8 10 12 14 16 BPS-804 AZD-9668 BGS-649 BCT-197 G&A 2015 to 2017 2015 2016 2017 59 TOTAL OPERATING COSTS BY SEGMENT (£’M) Total spend (operating loss) in 2017 £45.3m Mereo BioPharma Group plc

Mereo BioPharma Group plc One Cavendish Place London, W1G 0QF UK +44 (0)333 0237 300